Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings (Loss) Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2013	2012	2011
Basic
Earnings:
Net income (loss) attributable to common shareholders	$15,626	$(3,793)	$11,380

Shares:
Average common shares outstanding	8,029	8,490	8,423

Basic earnings (loss) per common share	$1.95	$(0.45)	$1.35

Assuming full dilution
Earnings:
Net income (loss) attributable to common shareholders	$15,626	$(3,793)	$11,380

Shares:
Average common shares outstanding	8,029	8,490	8,423
Potentially dilutive common shares outstanding	260	301	453
Diluted average common shares outstanding	8,289	8,791	8,876

Diluted earnings (loss) per common share	$1.89	$(0.43)	$1.28

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings (loss) per share for 2013 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings (loss) per share for 2012 excluded from the denominator zero options and 10,500 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2011 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.